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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                     INITIAL STATEMENT OF BENEFICIAL
                         OWNERSHIP OF SECURITIES

                                 FORM 3

    Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

    Elliott Associates, L.P.
    712 Fifth Avenue
    New York, NY 10019


2.  Date of Event Requiring Statement (Month/Day/Year)

    11/13/98


3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker Trading Symbol

    ACTV, Inc. (IATV)

5.  Relationship of Reporting Person to Issuer (Check all applicable)


       Director
       Officer (give title below)
     X 10% Owner
       Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (check applicable line)

     X Form filed by one Reporting Person
       Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

      Common Stock, par value $0.10

(Page 1 of 3)
2.  Amount of Securities Beneficially Owned (Instr. 4)

        830,189

3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

        D

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

        N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)

    a)  Common Stock Purchase Warrant

    b)  Common Stock Purchase Warrant

    c)  Common Stock Purchase Warrant

    d)  Series B 10% Convertible Preferred Stock

2.  Date Exercisable and Expiration Date (Month/Day/Year)

    a)  Exercisable:        Currently
        Expires:            11/13/01

    b)  Exercisable:        Currently
        Expires:            1/29/01

    c)  Exercisable:        Currently
        Expires:            3/31/01

    d)  Exercisable:        11/13/99
        Expires:            11/13/08

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4)

    a)  664,329 shares of Common Stock

    b)  91,534 shares of Common Stock

    c)  81,421 shares of Common Stock

    d)  858,614 shares of Common Stock

4.  Conversion or Exercise Price of Derivative Security

    a)  $2.00 per share

    b)  $1.71 per share

    c)  $1.59 per share

    d)  $2.00 per $1,000 Liquidation Preference

5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 5)

    a)  D

    b)  D

    c)  D

    d)  D
(Page 2 of 3)
6.  Nature of Indirect Beneficial Ownership (Instr. 5)

    N/A



** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


ELLIOTT ASSOCIATES, L.P.



/s/ Paul E. Singer                             11/19/98
**Signature of Reporting Person       Date

Paul E. Singer, General Partner








































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